Exhibit (a)(5)(D)
THE LAW OFFICES OF STEVEN P. LOMBARDI
181 MILLBURN AVENUE, SUITE 202
MILLBURN NEW JERSEY 07041

TELEPHONE:	(973) 921-2860
FACSIMILE:	(973) 921-0021
EMAIL:	steven@lombardilawfirm.com
Attorney of Record:
     Steven P. Lombardi

X
Hex Partners, on behalf of itself and all others similarly situated,	:	SUPERIOR COURT OF NEW JERSEY

	:	Law Division: Essex County

Plaintiff;	:	Docket No.:

-against-	:	SHAREHOLDER CLASS ACTION COMPLAINT

:
Mason N. Carter, Edward H. Cohen, Fernando L. Fernandez, Joel H. Goldberg, Ludwig G. Kuttner,	:
Timothy P. McCann, Arthur A. Oliner, Harold J. Raveché, Merrimac Industries, Inc. and Crane Co.	:

Defendants.	:
X
     Plaintiff, by its attorneys, alleges as follows, based upon personal knowledge as to itself and its own acts, and based upon information and belief derived from, inter alia, a review of documents filed with the Securities and Exchange Commission (“SEC”) and publicly available sources, such as Bloomberg, L.P., newspaper articles and press releases by the Defendants as to all other matters:
NATURE OF THE ACTION
1.	This is a shareholder class action on behalf of plaintiff and the other public stockholders of Merrimac Industries, Inc. (“Merrimac” or the “Company”), against Merrimac’s directors and Crane Co. The Action challenges defendants’ actions in causing Merrimac to enter into an agreement (the “Sale Agreement”) pursuant to which Crane Merger Co., a wholly owned subsidiary of Crane Co. (collectively “Crane”), will purchase, via a tender offer, all of the issued and outstanding shares of the Company’s common stock for $16.00 per share in cash (the “Tender Offer”) in a transaction which protects and advances the interests of Merrimac’s directors to the detriment of plaintiff and Merrimac’s other public shareholders. Specifically, as further alleged below, all of Merrimac’s directors will receive personal compensation in connection with the Sale Agreement — compensation that they would not otherwise receive at this time absent the Sale Agreement. This conflict of interest caused these directors to be unable to fairly and thoroughly evaluate the Sale Agreement to ensure that it is in the best interest of Merrimac’s public shareholders. The Action also challenges defendants’ efforts to conceal material information from plaintiff and Merrimac’s other public shareholders in conjunction with the Sale Agreement and the Tender Offer — in the Recommendation Statement Merrimac directors caused Merrimac to file with the SEC and mail to Merrimac shareholders on or about January 5, 2010 in connection with recommending that shareholders tender their shares (the “Recommendation Statement”).
JURISDICTION
2.	This Court has jurisdiction over this action because Merrimac is a corporation headquartered in this State and because the improper conduct alleged in this Complaint occurred in and/or was directed at this State. Additionally, this Court has jurisdiction over each of the defendants because their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, this State.

3.	Venue is proper in this Court pursuant to R. 4:3-2 since Merrimac’s principal place of business is located in Essex County, and the defendants’ wrongful acts were principally done or occurred in this County.
4.	This action challenges the internal affairs or governance of Merrimac and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).
PARTIES
5.	Plaintiff Hex Partners is the owner of shares of Merrimac common stock and has been the owner of such shares at all relevant times.
6.	Defendant Merrimac is a publicly traded corporation with its principal place of business at 41 Fairfield Place, West Caldwell, New Jersey 07006, within this County. Merrimac engages in the design, manufacture, and sale of electronic components and subsystems for commercial, military, and high-reliability markets. The company was formerly known as Merrimac Research and Development. Merrimac is traded on the American Stock Exchange under the symbol “MRM.” This Court has jurisdiction over Merrimac because Merrimac is headquartered in New Jersey and many of the actions challenged in this complaint occurred in this State.
7.	Defendant Mason N. Carter (“Carter”) has served as a director of Merrimac since July 1997, and as President and Chief Executive Officer since December 1996. In connection with the Sale Agreement, Carter is expected to receive (a) a cash payment of $352,950.00 for the accelerated vesting of his unvested stock options, (b) a cash bonus payment of $1,037,326.00 and (c) a cash payment of $1,034,412.00 pursuant to an employment agreement. In addition, Carter will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Carter because Merrimac is headquartered in New Jersey and many of Carter’s actions challenged in this Complaint occurred in, or were directed at, this State.
8.	Defendant Edward H. Cohen (“Cohen”) has served as a director of Merrimac since 1998. In connection with the Sale Agreement, Cohen is expected to receive cash payments totaling $92,000.00 for the accelerated vesting of his unvested stock options and restricted stock awards and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Cohen because Merrimac is headquartered in New Jersey and many of Cohen’s actions challenged in this Complaint occurred in, or were directed at, this State.
9.	Defendant Fernando L. Fernandez (“Fernandez”) has served as a director of Merrimac since 2003. In connection with the Sale Agreement, Fernandez is expected to receive cash payments totaling $92,000.00 for the accelerated vesting of his unvested stock options and restricted stock awards and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Fernandez because Merrimac is headquartered in New Jersey and many of Fernandez’s actions challenged in this Complaint occurred in, or were directed at, this State.
10.	Defendant Joel H. Goldberg (“Goldberg”) has served as a director of Merrimac since 1997. In connection with the Sale Agreement, Goldberg is expected to receive cash payments totaling $92,000.00 for the accelerated vesting of his unvested stock options and restricted stock awards and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Goldberg because Merrimac is headquartered in New Jersey and many of Goldberg’s actions challenged in this Complaint occurred in, or were directed at, this State.
11.	Defendant Ludwig G. Kuttner (“Kuttner”) has served as a director of Merrimac since 2006. In connection with the Sale Agreement, Kuttner is expected to receive cash payments totaling $92,000.00 for the accelerated vesting of his unvested stock options and restricted stock awards and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Kuttner because Merrimac is headquartered in New Jersey and many of Kuttner’s actions challenged in this Complaint occurred in, or were directed at, this State.
12.	Defendant Timothy P. McCann (“McCann”) has served as a director of Merrimac since 2008. In connection with the Sale Agreement, McCann is expected to receive a cash payment of $39,000.00 for the accelerated vesting of his unvested stock options and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over McCann because McCann is headquartered in New Jersey and many of McCann’s actions challenged in this Complaint occurred in, or were directed at, this State.
13.	Defendant Arthur A. Oliner (“Oliner”) has served as a director of Merrimac since 1961. In connection with the Sale Agreement, Oliner is expected to receive cash payments totaling $92,000.00 for the accelerated vesting of his unvested stock options and restricted stock awards and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Oliner because Merrimac is headquartered in New Jersey and many of Oliner’s actions challenged in this Complaint occurred in, or were directed at, this State.
14.	Defendant Harold J. Raveché (“Raveché”) has served as a director of Merrimac since 2001. In connection with the Sale Agreement, Raveché is expected to receive cash payments totaling $92,000.00 for the accelerated vesting of his unvested stock options and restricted stock awards and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Raveché because Merrimac is headquartered in New Jersey and many of Raveché’s actions challenged in this Complaint occurred in, or were directed at, this State.
15.	Defendant Crane Co. is a publicly traded corporation with its principal place of business at 100 First Stamford Place, Stamford, Connecticut 06902. Crane manufactures engineered industrial products in the United States and internationally. Crane is traded on the New York Stock Exchange under the symbol “CR.” This Court has jurisdiction over Crane because many of the actions challenged in this complaint occurred in this State. The affiliate of Crane involved in the Sale Agreement and Tender Offer is Crane Merger Co. Throughout this complaint, “Crane” is used to refer to Crane Co. and Crane Merger Co. interchangeably.
16.	The eight individuals listed in paragraphs seven through fourteen are hereinafter referred to collectively as the “Individual Defendants.”
17.	By virtue of their positions as directors, and where applicable, officers of Merrimac and/or their exercise of control and ownership over the business and corporate affairs of Merrimac, the Individual Defendants have, and at all relevant times had, the power to control and influence and did control and influence and cause Merrimac to engage in the acts complained of herein. Each Individual Defendant owed and owes Merrimac and its shareholders fiduciary obligations and were and are required by law to: (1) use their ability to control and manage Merrimac in a fair, just and equitable manner; (2) act in furtherance of the best interests of Merrimac and its shareholders; (3) govern Merrimac in such a manner as to heed the expressed views of its public shareholders; (4) refrain from abusing their positions of control; and (5) not to favor their own interests at the expense of Merrimac and its public shareholders.
18.	Each defendant herein is sued individually and/or as an aider and abettor. The Individual Defendants are also sued in their capacity as directors of Merrimac. The liability of each defendant arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.
THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
19.	Under applicable common law, the directors of a publicly held company such as Merrimac have fiduciary duties of care, loyalty, disclosure, good faith and fair dealing and are liable to shareholders for breaches thereof. They are required to exercise good faith and subordinate their own selfish interests to those of the corporation and its public stockholders where their interests conflict. Where it appears that a director has obtained any personal profit from dealing with the corporation, and the transaction is drawn into question as between him and the stockholders of the corporation, the burden is upon the director or officer to show that the transaction has been fair, open and in the utmost good faith.

20.	As alleged in detail below, defendants have breached, and/or aided other defendants’ breaches of, their fiduciary duties to Merrimac’s public shareholders by acting to cause or facilitate the Sale Agreement because they are not in the best interests of those shareholders, but are in the best interests of the Individual Defendants who will collectively receive significant personal profits as a result of the Sale Agreement, which they would not otherwise receive at this time.
21.	Because the Individual Defendants have knowingly or recklessly breached their fiduciary duties in connection with the Sale Agreement, and/or are personally profiting from the same, the burden of proving the inherent or entire fairness of the Sale Agreement, including all aspects of its negotiation, structure, and terms, is borne by the Individual Defendants as a matter of law.
22.	Further, as alleged in detail infra, the Individual Defendants have breached their fiduciary duty of disclosure in that on January 5, 2010, the Individual Defendants caused Merrimac to file a Solicitation/Recommendation Statement Under Section 14(d)(9) of the Securities Exchange Act of 1934 (the “Recommendation Statement”) with the SEC and mailed the same to Plaintiff and Merrimac’s other public shareholders, but concealed therein certain material information which a reasonable shareholder would find material in determining whether to tender their shares pursuant to the Tender Offer (as defined below). Among other things, the Defendants have failed to disclose material information including information regarding (i) the financial basis underlying the fairness opinion by the Company’s financial advisor, America’s Growth Capital, LLC (“America”), that the price to be paid pursuant to the Sale Agreement is fair (the “Fairness Opinion”), and (ii) the purported “sale process” that the Individual Defendants engaged in prior to entering into the Sale Agreement — all information which courts have repeatedly held ought to be disclosed to shareholders.
CLASS ACTION ALLEGATIONS
23.	Plaintiff brings this action as a class action pursuant to N.J. Court Rules, R. 4:32-1 through 4:32-2 on behalf of itself and all other shareholders of the Company (except the defendants herein and any person(s), firm(s), trust(s), corporation(s), or other entit(ies) related to or affiliated with defendants), who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).
24.	The members of the Class are so numerous that joinder of all of them would be impracticable. While the exact number of class members is unknown to plaintiff, and can be ascertained only through appropriate discovery, plaintiff believes there are many thousands of class members. Merrimac has over 2 million shares of common stock outstanding.
25.	Plaintiff’s claims are typical of the claims of the Class, since plaintiff and the other members of the Class have and will sustain damages arising out of defendants’ breaches of their fiduciary duties. Plaintiff does not have any interests that are adverse or antagonistic to those of the Class. Plaintiff will fairly and adequately protect the interests of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.
26.	There are questions of law and fact common to the members of the Class that predominate over any questions which, if they exist, may affect individual class members. The predominant questions of law and fact include, among others, whether:

(a)	the defendants have and are breaching their fiduciary duties to the detriment of Merrimac shareholders;

(b)	the Class has been damaged and the extent to which members of the Class have sustained damages, and what is the proper measure of those damages.
27.	A class action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class’ would prosecute individual actions. Plaintiff anticipates no difficulty in the management of this action as a class action. Further, the prosecution of separate actions by individual members of the class would create a risk of inconsistent or varying results, which may establish incompatible standards of conduct for defendants.
SUBSTANTIVE ALLEGATIONS
A.	Merrimac Is A Strong Company With The Potential For Greater Growth
28.	As reflected in its financial performance, Merrimac is a strong company with the potential for greater growth. Indeed, while many companies are struggling to emerge from the recent economic downturn, Merrimac has consistently posted strong results in 2009. For example, a November 9, 2009 press release by the Company (the “November Press Release”) headlined “Merrimac Announces Third Quarter 2009 Results — Record Bookings, Backlog and Strong Earnings” indicates that the Company experienced the following financial results in the third quarter and first nine months of 2009:
•	Third quarter 2009 had record bookings of $12,522,000 resulting in a record backlog of $24,789,000 as of October 3, 2009.

•	Net sales for the third quarter of fiscal year 2009 decreased slightly 0.7% or $57,000 to $8,271,000, compared to the third quarter of 2008 net sales of $8,328,000. Net sales for the first nine months of 2009 increased 11.1% or $2,391,000 to $23,967,000 compared to $21,576,000 for the first nine months of 2008.

•	Gross profit for the third quarter of 2009 increased 32.9% or $990,000 to $3,995,000 compared to $3,005,000 for the third quarter of 2008. Gross profit for the first nine months of 2009 increased 41.1% or $3,127,000 to $10,744,000 from $7,617,000 in the first nine months of 2008.

•	Gross profit percentage for the third quarter of 2009 increased to 48.3% compared to 36.1% for the third quarter of 2008 and gross profit percentage for the first nine months of 2009 was 44.8% compared to 35.3% for the first nine months of 2008.

•	Operating income for the third quarter and first nine months of 2009 was $1,443,000 and $3,344,000, respectively, compared to an operating income of $501,000 for the third quarter of 2008 and an operating loss of $229,000 in the first nine months of 2008.

•	Net income for the third quarter and first nine months of 2009 was $931,000 and $2,506,000, respectively, compared to net income of $463,000 for the third quarter of 2008 and a net loss of $432,000 in the first nine months of 2008.

•	Net income per share, basic and diluted, for the third quarter of 2009 was $0.31 compared to net income per share, basic and diluted, of $0.16 for the third quarter of 2008. For the first nine months of 2009 net income per share, basic and diluted, was $0.84, compared to a net loss per share, basic and diluted, of $0.15 for the first nine months of 2008.
29.	In the November Press Release, the Company’s Chairman and CEO, Mason N. Carter, commented as follows with regard to the Company’s performance and prospects in 2009:
In every respect our third quarter and nine months performance reflects the strength of our focused business model. Record orders, backlog and outstanding operating performance are a confirmation of our committed teams in New Jersey and Costa Rica. Our overall business performance is meeting or exceeding every internal target and bodes well for a strong finish to 2009. (emphasis added).
30.	Similarly, an August 17, 2009 press release by the Company (the “August Press Release”) headlined “Merrimac Announces Second Quarter 2009 Results Reporting Fourth Consecutive Quarter of Strong Profits” indicates that the Company had experienced the following financial results in the second quarter and first six months of 2009:
•	Net sales for the second quarter of fiscal year 2009 increased 8.0% or $599,000 to $8.1 million compared to $7.5 million in the second quarter of fiscal year 2008. Net sales for the first six months of 2009 were $15.7 million up 18.5% over the first six months of 2008.

•	Second quarter gross profit increased 20.3% or $568,000 to $3.4 million in 2009 compared to $2.8 million in the second quarter of 2008. Gross profit for the first six months of 2009 was up 46.3% or $2.1 million over the first six months of 2008.

•	Gross profit margins increased to 41.6% and 43.0% for the second quarter and first six months of 2009, respectively, compared to 37.4% and 34.8% for the same periods last year.

•	Operating income for the second quarter of 2009 was $937,000 compared to $74,000 for the second quarter of 2008. Operating income for the first six months of 2009 was $1.9 million compared to an operating loss of $730,000 for the first six months of 2008. Strong second quarter operating income was achieved despite a high level of non recurring professional fees expense. Action has been taken to reduce these expenses in future quarters.

•	Net income for the second quarter and the first six months of 2009 was $719,000 and $1.6 million, respectively, compared to a net loss of $30,000 and $895,000 in the second quarter and first six months of 2008, respectively.

•	Net income for the second quarter and first six months of 2009 was $0.24 and $0.53 per share, respectively, compared to a net loss of $0.01 and $0.30 per share, respectively, for the second quarter and first six months of 2008, respectively.
31.	In the August Press Release, the Company’s Chairman and CEO, Mason N. Carter, commented as follows with regard to the Company’s performance and prospects in 2009:
We are very excited to see the success of our focused strategy continuing as reflected in the Financial Highlights. The first half of fiscal year 2009 was very strong and with new orders meeting or exceeding our internal targets, we are well positioned to finish the second half of 2009 with profitable results. (emphasis added).
32.	A May 19, 2009 press release by the Company (the “May Press Release”) headlined “Merrimac Reports First Quarter 2009 Results Marking a Turnaround Performance”

indicates that the Company had experienced the following financial results in the first quarter of 2009:
•	Net sales for the first quarter of fiscal year 2009 increased 32.1% or $1.8 million to $7.6 million compared to $5.8 million in the first quarter of fiscal year 2008.

•	First quarter gross profit increased 86.5% or $I.6 million to $3.4 million in 2009 compared to $1.8 million in 2008 and gross profit margins increased to 44.5% in 2009 from 31.5% in the first quarter of 2008.

•	Operating income for the first quarter was $965,000 compared to an operating loss of $804,000 in 2008.

•	Net income for the first quarter of 2009 was $856,000 compared to a net loss of $865,000 in 2008.

•	First quarter 2009 earnings per share, basic and diluted were $0.29, compared-to a first quarter 2008 net loss per share, basic and diluted of $0.29.
33.	In the May Press Release, the Company’s Chairman and CEO, Mason N. Carter, commented as follows with regard to the Company’s performance and prospects in 2009:
We are clearly executing our new strategy well as reflected in the Financial Highlights. Fiscal year 2009 has begun with a strong first quarter. New orders met our internal targets; operating performance, as measured by our gross profit margin of nearly 45%, exceeded our plan. We anticipate the second quarter to have both strong incoming orders and operating performance.
34.	Further, in the Company’s 2009 Proxy Statement dated May 4, 2009, the Company’s Chairman and CEO, Mason N. Carter, commented as follows with regard to the Company’s prospects “[a]s we look forward to 2009 and beyond, we see both market opportunity and challenge to continue to focus on delivering greater levels of Value to our Key Account Customers building upon our advancing positions ... We are very positive about 2009 and beyond ... and we are executing!”

B.	Notwithstanding The Company’s Prospects For Future Growth As Publicly Acknowledged By The Company’s Chairman And CEO, The Company’s Directors Caused It to Enter An Agreement To Be Purchased Pursuant To An Unfair Process And At An Inadequate Consideration

35.	Notwithstanding the Company’s prospects for future growth, at a meeting of the Merrimac Board on June 26, 2008, the non-employee directors of Merrimac determined to instruct Mr. Carter to explore the Company’s strategic alternatives.

36.	In September 2008, the Merrimac Board determined to focus the Company’s business efforts on military and space applications and reduce its business efforts on commercial applications, and from September 2008 through mid-2009 the Company’s management focused its efforts toward the achievement of those goals.

37.	From May 2009 through August 2009, Mr. Carter initiated contact with six large potential strategic acquirors and the Company entered into separate confidentiality agreements with five of these six potential acquirors.

38.	On December 10, 2009, while negotiations were still ongoing with potential buyers, the Merrimac Board inexplicably approved the payment of a bonus to Mr. Carter in the event of a sale of the Company, which amounts to $1,037,326 in cash.

39.	Given that the chief negotiator of the Company’s sale, Mr. Carter, has millions of dollars to gain from a sale of the Company, it is unsurprising that he caused the Company to rush into signing the Sale Agreement without giving adequate time to another party, identified as Party A, who had previously submitted an indication of interest to acquire all of the outstanding shares of the Company at a higher price and assuming an enterprise value of the Company in the range of $53 — $58 million but had indicated that it would be unable to make a more firm offer or negotiate and execute a definitive agreement by December 23, 2009.

40.	In fact, notwithstanding Party A’s expressed interest in acquiring the Company at a price in excess of what Crane ultimately agreed to pay, on December 10, 2009, the Individual Defendants caused the Company to agree to enter into an exclusivity agreement with Crane pursuant to which it granted Crane the exclusive right to negotiate a definitive written agreement to acquire the Company through the earliest of (i) 5:00 p.m. Eastern Standard Time on December 23, 2009, (ii) the time the Company received written notice from Parent that it was terminating negotiations with the Company and (iii) the date of execution of a definitive written agreement with respect to Parent’s proposed acquisition of the Company (the “Negotiation Period”). During the Negotiation Period, the Company was not permitted to solicit or engage in discussions regarding third party proposals to acquire the Company.
41.	On December 23, 2009 Crane and Merrimac issued a press release stating, inter alia, as follows:

December 23, 2009: Crane Co. (NYSE: CR), a diversified manufacturer of highly engineered industrial products, and Merrimac Industries, Inc. (AMEX: MRM), a leader in the design and manufacture of RF Microwave components, assemblies and micro-multifunction modules (MMFM®), announced today that they have signed a definitive agreement for the acquisition of Merrimac by Crane. Crane will pay $16.00 cash per share of common stock of Merrimac and associated common stock purchase rights. Under the terms of the agreement, Crane will commence a tender offer to acquire all of the outstanding shares of common stock of Merrimac, and this transaction, which is subject to the satisfaction of customary conditions, is expected to close in the first quarter of 2010. This transaction is valued at approximately $52 million. . .

42.	In order to coerce plaintiff and Merrimac’s other public shareholders to tender their shares pursuant to the Tender Offer, Crane sought and gained the following preclusive deal protection devices from the Individual Defendants — who were eager to reap the tens of thousands of dollars, and in the case of the Company’s Chairman and CEO, Mason N. Carter, millions of dollars, they are receiving in connection with the Sale Agreement -

which deal protection devices effectively ensured the sale of the Company to Crane and discouraged other buyers from offering a superior price for the Company:
•	A “Top-Up Option” which grants Crane the option to purchase from Merrimac up to that number of additional shares sufficient to cause Crane to own one share more than 90% of the total outstanding shares of the Company, thus enabling Crane to effect a short-form merger without a shareholder vote or any further action by the stockholders of Merrimac.

•	A No Solicitation Clause which severely restricts the Company’s ability to solicit and/or otherwise engage in discussions with other potential buyers for the Company.

•	A Matching Rights Provision which affords Crane the opportunity to “top” any subsequent superior offer for the Company in the unlikely event that occurs.

•	A Termination Fee which obligates the Company to pay an unusually high termination fee of $3 million, approximately 5.8% of the consideration payable pursuant to the Sale Agreement, to Crane if it accepts a superior proposal to acquire the Company.

•	An Exclusivity Agreement which prohibited the Company from soliciting competing proposals for the Company.

•	Tender Agreements pursuant to which: (i) E.I. DuPont de Nemours and Company (through its subsidiary, DuPont Chemical and Energy Operations, Inc.), an affiliate of the Company which has designated Timothy McCann as its designee to the Merrimac Board, (ii) Mason N. Carter, the Company’s Chairman, President and Chief Executive Officer, (iii) Edward H. Cohen, a director of the Company, (iv) Ludwig G. Kuttner, a director of the Company, along with certain of Mr. Kuttner’s affiliates, (v)

Fernando L. Fernandez, a director of the Company, (vi) Harold J. Raveché, a director of the Company, (vii) Arthur A. Oliner, a director of the Company, and (viii) Joel H. Goldberg, a director of the Company (collectively, the “Signing Stockholders”) have agreed to, inter alia, tender shares beneficially owned by them and vote in favor of the adoption of the Sale Agreement and against any competing proposals to acquire the Company.
43.	On January 5, 2010, Crane commenced the Tender Offer, which is scheduled to expire at midnight New York City time on February 2, 2010, unless extended.

C.	All of Merrimac’s Directors Will Receive Personal Benefits That They Would Not Otherwise Receive At this Time Absent the Sale Agreement

44.	Merrimac’s management and the members of its Board of Directors have interests in the Sale Agreement and Tender offer that are different from or in addition to the interests of the Company’s stockholders, inter alia, as set forth below.
(a) Payments To Merrimac’s Directors For The Accelerated Vesting Of Unvested Stock Options and Restricted Stocks. According to the Recommendation Statement, the directors of Merrimac will be entitled to the following payments due to the acceleration of their unvested stock options and restricted stock awards:

	Value of Accelerated	Value of Accelerated
Director	Stock Options	Restricted Stock
Edward H. Cohen	$44,000	$48,000
Fernando L. Fernandez	$44,000	$48,000
Joel H. Goldberg	$44,000	$48,000
Ludwig G. Kuttner	$44,000	$48,000
Timothy P. McCann	$39,000
Arthur A. Oliner	$44,000	$48,000
Harold J. Raveché	$44,000	$48,000
Mason N. Carter	$352,950

(b) Additional Payments to the Company’s Chairman, President and CEO Mason N. Carter. In addition to the payments set forth above, in connection with the Tender Offer, Carter is expected to receive (i) a bonus payment of $1,037,326 and (ii) a payment of $1,034,412 in connection with his employment agreement with the Company.

(c) Indemnification. Further, each of the Individual Defendants will be granted rights to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement (the “Effective Time”) for six years after the Effective Time — thereby insulating them from all liability arising from the Sale Agreement.

45.	Notably, the Individual Defendants would not receive any of these payments now absent the Sale Agreement. Therefore, each of the Individual Defendants had and has a conflict of interest with regard to the Sale Agreement.

D.	The Materially Misleading And/Or Incomplete Recommendation Statement

46.	In addition, the Individual Defendants are breaching their fiduciary duties of full disclosure to Plaintiff and Merrimac’s other public shareholders in connection with the Sale Agreement. In this regard, on January 5, 2009, the Individual Defendants filed the Recommendation Statement with the SEC and mailed the same to Plaintiff and Merrimac’s other public shareholders in connection with recommending that shareholders tender their shares pursuant to the Tender Offer. However, the Recommendation Statement is deficient in that it misrepresents and/or omits, inter alia, material information as alleged below:
(i)	According to the Recommendation Statement, on December 10, 2009 Mr. Carter informed a representative of Party A — which had submitted an indication of interest to acquire all the outstanding shares of Merrimac assuming an enterprise value of the Company in the range of $53 million — $58 million but had indicated that it would be unable to make a more firm offer or negotiate and execute a definitive agreement by December 23, 2009 — of the Board’s decision not to move forward with Party A. Given that the value of the sale of the Company to Crane at $52 million is lower that this range of value indicated by Party A, the Proxy Statement is deficient because it fails to disclose the rationale for failing to pursue negotiations with Party A.

Information regarding the fairness of the sale process is material and must be disclosed. Further, this information is material to Merrimac’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Merrimac’s public shareholders and to put the interests of those shareholders before their own.

(ii)	According to the Recommendation Statement, at a meeting of the Merrimac Board on June 26, 2008, the non-employee directors of Merrimac determined to instruct Mr. Carter to explore the Company’s strategic alternatives. The Recommendation Statement is deficient because it fails to disclose (a) these directors’ rationale for making the determination to explore strategic alternatives and (b) any discussions that took place with any potential acquirors during the period from June 2008 through mid-2009, including whether the Company was approached by any potential buyers during this time.

Information regarding the fairness of the sale process is material and must be disclosed. Further, this information is material to Merrimac’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Merrimac’s public shareholders and to put the interests of those shareholders before their own.

(iii)	According to the Recommendation Statement, from May 2009 through August 2009, Mr. Carter initiated contact with six large potential strategic acquirors and the Company entered into separate confidentiality agreements with five of these six potential acquirors. The Recommendation Statement is deficient because it fails to disclose (a) given that almost a year had elapsed since the non-employee directors of Merrimac had instructed Mr. Carter to explore the Company’s strategic alternatives in June 2008, when Mr. Carter sought board approval prior to initiating these contacts, (b) the Merrimac board’s input regarding the selection of these acquirors, (c) the reason for not entering a confidentiality agreement with the sixth potential acquiror, (d) whether Crane was one of these six companies and, if not, why not, (e) whether any other companies expressed an interest in Merrimac from May 2009 through December 2009 and (f) the Company’s rationale for not retaining a financial advisor to assist in the sale process.

Information regarding the fairness of the sale process is material and must be disclosed. Further, this information is material to Merrimac’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Merrimac’s public shareholders and to put the interests of those shareholders before their own.

(iv)	According to the Recommendation Statement, on December 10, 2009, while negotiations were still ongoing with potential buyers, the Merrimac Board approved the payment of a bonus to Mr. Carter in the event of a sale of the Company, which amounts to $1,037,326 in cash. The Recommendation Statement is deficient because it fails to disclose the rationale for approving the payment of this bonus.

Information regarding the fairness of the sale process is material and must be disclosed. Further, this information is material to Merrimac’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Merrimac’s public shareholders and to put the interests of those shareholders before their own.

(v)	According to the Recommendation Statement, America performed a discounted cash flow analysis to calculate the estimated present value of the standalone, free cash flows that the Company could generate during the Company’s fiscal years 2010 through 2014 based on management’s forecasts. Estimated terminal values for the Company were calculated by applying terminal value multiples of 5.5x to 6.5x to the Company’s fiscal year 2014 estimated EBITDA. The cash flows and terminal values were then discounted to present value using discount rates ranging from 18% to 26%. The Recommendation Statement is deficient because it fails to disclose (a) the forecasts America used for this analysis, (b) the methodology used to select the terminal value multiples used for this analysis value and (c) the methodology used to select the discount rates.

Information relied upon by the Company’s financial advisors in creating their fairness opinion, particularly where a banker’s endorsement of the fairness of a transaction is touted to shareholders, is relevant and must be disclosed. Further, once Defendants traveled down the road of partial disclosure, they bad and have an obligation to provide the stockholders with accurate, full, and fair information.

(vi)	With regard to America’s Stock Value Premium Analysis, the Recommendation Statement is deficient because it fails to disclose (a) the rationale for not reviewing transactions announced prior to January 1, 2008, and (b) the high, low, mean and median values of the transactions reviewed for this analysis.

Information relied upon by the Company’s financial advisors in creating their fairness opinion, particularly where a banker’s endorsement of the fairness of a transaction is touted to shareholders, is relevant and must be disclosed. This is particularly so here given that America reviewed only transactions that occurred while the United States and global economy were in a major recession. Further, once Defendants traveled down the road of partial disclosure, they had and have an obligation to provide the stockholders with accurate, full, and fair information.

(vii)	With regard to America’s Public Companies Analysis, the Recommendation Statement is deficient because it fails to disclose (a) the company-by-company multiples observed in this analysis and (b) the range and summary statistics, including the high, low, mean and median, of the observed multiples.

Information relied upon by the Company’s financial advisors in creating their fairness opinion, particularly where a banker’s endorsement of the fairness of a transaction is touted to shareholders, is relevant and must be disclosed. Further, once Defendants traveled down the road of partial disclosure, they had and have an obligation to provide the stockholders with accurate, full, and fair information.

(viii)	With regard to America’s Selected Precedent Transactions Analysis, the Recommendation Statement is deficient because it fails to disclose (a) the value of each transaction reviewed for this analysis, (b) the transaction multiples observed in this analysis, and (c) the range and summary statistics, including the high, low, mean and median, of the observed multiples.

Information relied upon by the Company’s financial advisors in creating their fairness opinion, particularly where a banker’s endorsement of the fairness of a transaction is touted to shareholders, is relevant and must be disclosed. This is particularly so here given that America reviewed only transactions that occurred while the United States and global economy were in a major recession. Further, once Defendants traveled down the road of partial disclosure, they had and have an obligation to provide the stockholders with accurate, full, and fair information.
FIRST CAUSE OF ACTION
CLAIM FOR BREACH OF FIDUCIARY DUTIES OF, INTER ALIA, GOOD FAITH,
LOYALTY, FAIR DEALING, AND DUE CARE
(Against the Individual Defendants)
47.	Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

48.	By reason of the foregoing, the Individual Defendants have breached their fiduciary duties of, inter alia, good faith, loyalty, fair dealing, and due care to Plaintiff and the Class and/or aided and abetted in the breach of those fiduciary duties.

49.	As a result, Plaintiff and the Class have been and will be damaged.
SECOND CAUSE OF ACTION
CLAIM FOR FAILURE TO DISCLOSE
(Against Merrimac and the Individual Defendants)
50.	Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

51.	Under applicable law, the Individual Defendants and Merrimac have a fiduciary obligation to disclose all material facts in the Recommendation Statement in order that Merrimac shareholders can make an informed decision as to whether to tender their shares pursuant to the Tender Offer. As alleged in detail above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material omissions.

52.	As a result of these failures to disclose, Plaintiff and the Class have been and will be damaged.
THIRD CAUSE OF ACTION
CLAIM FOR COERCION AND AIDING AND ABETTING BREACHES OF
FIDUCIARY DUTY
(Against Crane)
53.	Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

54.	The Individual Defendants owed plaintiff and Merrimac’s other public shareholders duties of care, loyalty, good faith, fair dealing and disclosure. As earlier alleged, the Individual Defendants breached these fiduciary duties. Crane has aided and abetted the Individual Defendants in the breaches of their fiduciary duties to Merrimac’s shareholders, and is also coercing plaintiff and Merrimac’s other public shareholders to tender their shares pursuant to the Tender Offer, by, among other things, (a) insisting that it be granted the “Top-Up Option” which enables it to effect a short-form merger without a shareholder vote or any further action by the stockholders of Merrimac, (b) insisting that certain of the Individual Defendants and others commit to tender shares beneficially owned by them and their affiliates and vote in favor of the adoption of the Sale Agreement and against any competing proposals to acquire the Company, (c) severely restricting the Company’s ability to solicit and/or otherwise engage in discussions with other potential buyers for the Company, (d) insisting that the Company enter into the exclusivity agreement with it, which prevented the Company from negotiating with other buyers, including a buyer which had suggested it would potentially pay in excess of the price that Crane is paying, (e) obligating the Company to pay an unusually high termination fee of $3 million, approximately 5.8% of the consideration payable pursuant to the Sale Agreement, to Crane in order to accept a superior proposal to acquire the Company and (f) agreeing to indemnify the Individual Defendants for liability arising as a result of their wrongful conduct as alleged herein. These concessions insisted upon by Crane effectively coerced plaintiff and Merrimac’s other public shareholders to tender their shares pursuant to the Tender Offer and precluded any other potential buyer from making a superior offer for the Company. Further, the proposed sale of Merrimac to Crane could not take place without the knowing participation of Crane.

55.	As a result, Plaintiff and the Class have been and will be damaged.
WHEREFORE, plaintiff demands judgment as follows:
1.	determining that this action is a proper class action under New Jersey Civil Rules 4:32-1 through 4:32-4, and that plaintiff is a proper Class representative;

2.	declaring that the Individual Defendants have breached their fiduciary duties to plaintiff and the Class and aided and abetted such breaches;

3.	declaring that Crane has aided and abetted the Individual Defendants in the breaches of their fiduciary duties to plaintiff and the Class;

4.	awarding plaintiff and the class compensatory and/or rescissory damages as allowed by law;

5.	awarding interest, attorney’s fees, expert fees and other costs, in an amount to be determined; and

6.	granting such other relief as the Court may find just and proper.
TRIAL ATTORNEY DESIGNATION
     Plaintiff hereby designates Steven P. Lombardi as trial counsel in accordance with the Rules of Court.
CERTIFICATION
     I, Steven P. Lombardi, hereby certify in accordance with Rule 4:5-1, that this is the only action presently pending between these parties and that no other action or arbitration is pending or contemplated and that to plaintiff’s knowledge no other person should be joined as a party in these proceedings.

Dated: January 8, 2010	LAW OFFICES OF STEVEN P. LOMBARDI 181 Millburn Avenue, Suite 202 Millburn New Jersey 07041 Telephone: (973) 921-2860 Facsimile: (973) 921-0021 Email: steven@lombardilawfirm.com
	By:	/s/ Steven P. Lombardi
Steven P. Lombardi
Attorneys for Plaintiff and the Proposed Class

Of Counsel:
THE BRUALDI LAW FIRM, P.C.
29 Broadway, Twenty Fourth Floor
New York, New York 10006
(212) 952-0602